Exhibit (a)(5)(GG)

On April 24, 2014, Dassault Systèmes conducted an analyst presentation in connection with its announcement of results for the first quarter.  A transcript of the presentation is filed herewith.

Dassault Systèmes
First Quarter 2014
Earnings

Contents

Introduction	2
François-José BORDONADO	2
VP Investor Relations	2

Business Overview	3
Bernard CHARLES	3
President and CEO, Dassault Systèmes	3

Financial Results	9
Thibault de TERSANT,	9
Senior EVP, CFO, Dassault Systèmes	9

Question and Answer Session	12

Introduction

 François-José BORDONADO
VP Investor Relations

Good morning, everyone. I am François-José BORDONADO, Dassault Systèmes Investor Relations. From the Company, we have Bernard Charlès, our President and Chief Executive Officer, and Thibault de TERSANT, our Senior Executive Vice President and Chief Financial Officer.

I would like to welcome you to Dassault Systèmes 2014 First Quarter Earnings Presentation. At the end of the presentation, we will take questions from the audience and from participants on the webcasted call. Later today, we will also hold a conference call.

Dassault Systèmes Financial Results are prepared in accordance with IFRS. In addition, we have provided supplemental non-IFRS financial information. For an understanding of the differences between the two, please see the reconciliation tables included in our press release. Some of the comments we will make during today’s presentation will contain forward-looking statements, which could differ materially from actual results. Please refer to our risk factors in our 2013 Document de Référence.

In addition, some of the comments we will make on this presentation with respect to Dassault Systèmes’ proposed acquisition of Accelrys, which was announced on January 30th 2014, will contain forward-looking statements which could differ materially from actual results. We received last night the CFIUS Agreement and therefore the Accelrys closing may take place on 29th of April. This presentation is neither an offer to purchase, nor a solicitation of an offer to sell shares of Accelrys common stock. On February 13, Dassault Systèmes filed a tender offer statement on Schedule TO regarding the tender offer described on this web site. The stockholders of Accelrys are strongly advised to read the Tender Offer statement, as updated and amended, filed by Dassault Systèmes, because it contains important information that Accelrys stockholders should consider before tendering their shares. The tender offer statement and other documents filed by Dassault Systèmes and Accelrys are available for free at the SEC website and may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, New York.

Let me now introduce Bernard Charlès, President and Chief Executive Officer.

Business Overview
Bernard CHARLES
President and CEO, Dassault Systèmes

Thank you, François-José. I think the timing is just the right timing for the approval, for the go-ahead with this friendly acquisition that we talk about. There is an interesting news flow. Good morning to everyone. Today, I am going as always to share this presentation with you.

Q1 Overview

So, let’s talk first about the Q1 remarks:

-	Encouraging Q1 with new licensing revenue up 8%.
-	ENOVIA: double-digit growth with the V6 adoption and the acceleration of the deployment.
-
Interesting expansion of the footprint in High-Tech, which is, as you may remember, a very core sector, expanding as High-Tech now is playing a very major role in other connected sectors, like Smart Transportation, or Smart Energy Systems and Urban Organisation.

-	Advancing the Accelrys acquisition, and I think this news last night is a great one to really conclude this process.

And we are also updating the 2014 full year guidance, we are taking new assumptions, from the currency standpoint and, of course, from the effect of the Accelrys acquisition.

The organic new license revenue was up 6%, excluding exchange rate, with new license growth up 8%. Operating margin at 27.7%, slightly down 1.3 points. The EPS at 0.73, and so basically all the indicators are on the upper side or above the guidance that we provided to you early this year.

From the product line standpoint, what could be noticed is a good dynamic for CATIA in Asia, while on the quarter it was really very marginal growth, up 1% for the CATIA application product line. The ENOVIA product line is up 12%, the SOLIDWORKS up 5%. We see a very strong dynamic of what is under the “other software”: you remember the Simulia and Delmia, manufacturing and simulation, up 13%. If you exclude the Apriso on RTT effect and also take into account the Inceptra spin-off, software revenue was up 4%, and total software revenue was up 6%.

Now, if you look at the geo standpoint, America and Europe up 8%. Asia up 10%; Asia driven by Japan, Korea and China, with clearly a very fundamental evolution in China, whereby many companies now are really investing not only in the production side, but also in the front-end engineering companies: companies like Geely, Dong Feng Motors, but also China Nuclear and many announcements that we did in the past months, are really visible, good reasons, to consider that our business in China, which is less related to the production volume and more related to where the Chinese companies are going, in terms of product innovation and building their own brands, we see long-term positive growth there.

Related to ENOVIA, a few quick comments. Significant large deployment. Nice strong ENOVIA new-licence revenue growth, up 55%. 70% of the ENOVIA new licenses are really driven by the V6 Architecture. What is the difference between V5 And V6 from that standpoint? It’s global online connection of multi-sites. When I say online, it means you don’t connect sites just by sending data for conference, but you can work online. For many global engineering firms, for instance, Renault Nissan activities, with all their brands, having all the sites connected online, is more important than sending back and forth high volume of data. So that is the core, if there is one aspect of ENOVIA that is making the difference as compared to most of the competition is the online capacity, which of course is well-prepared for Cloud-ready solutions.

The Q1 implementation is also – what we call the go-live – so, the deployment of the licenses are going well and, as we discussed, we have multiple drivers for the V6 architecture adoption: drivers coming from the application themselves, things that the customer wants to have; and also, drivers coming from the infrastructure itself, how to expand the infrastructure so that you can expand with V6 based applications (what we call the 3DEXPERIENCE). So, the factor of having the infrastructure ready is a good factor to expand later the application set, not only from the brand of ENOVIA, but also all the other brands.

3DEXPERIENCE

As you do know, the 3DEXPERIENCE, which is the V6 Architecture: all the application sets, whether they are DELMIA, CATIA or SIMULIA, all are based on a consistent application architecture. Good dynamic new wins also, across multiple industries: you see here developments on Jaguar, Land-Rover, Parker, Renault (when I say Renault, it is the Renault Group, it does include its all the brands); P&G, where we continue to do significant progress there, so those are just a few examples.

Here is a quick video illustrating the type of usage on the diversity in Industry. This is Cloud-based usage. At Shop, Bell Helicopter, enterprise-wide deployment.

“We look at a variety of different possibilities for consulting partner and ultimately ended up choosing Dassault Systèmes I would make the same decision all over again”.

“We consistently find that coming back to Dassault Systèmes – that expertise has paid really big dividends”.

“We can say that we are a real partner. We started working together 10 years ago”.

“The relation between and Dassault Systèmes is a very effective and strategic relation”.

“We developed a very good working relationship with Dassault Systèmes, in a way supporting each other, helping each other and, at the end of the day, delivering”

“I believe we have been able to accomplish our goals through close cooperation”.

“Our relationship with Dassault Systèmes is based on the fact that we have mutual interest and aligned goals”.

“I can truly see that they want to improve our processes and work towards win-win”.

So I think the take-away from this very quick snapshot, is diversity in usage, the global deployment, so touching and reaching many many disciplines, and the fact that it creates the basis for expansion with V6-centric application set to create what we call the 3D experience user industry solution.

A few quick highlights on customer names.

Hyundai: heavy industry; you see the kind of installation – offshore installation. We think that in this area of Energy, whether Nuclear, Wind, Offshore, there is a huge need to fulfil, and having this kind of reference is very key, and I think the successful experience of the 3DEXPERIENCE platform is a great showcase, to design, simulate and organise the construction of such an installation is a great showcase. As you know, the car industry is a great reference for the rest of the world, and having that kind of leading-edge references helps.

Bombardier Recreational System Products are also now deploying our 3DEXPERIENCE Platform, with both CATIA and ENOVIA apps, on the V6 Architecture.

Alstom, on the news these days and this morning, with I think what has been reported. Great customer, in multiple sectors: Energy, Transport, on older divisions, and they are really transforming their business, so I think they are doing fundamental evolution of how they should perform and innovate. In this case, it’s about the Power Wind Division, with ENOVIA.

High-Tech

Let’s have a quick zoom on the high-tech. The High-Tech sector, I believe, and we observe around the world, is taking a new shape, if I may use that expression. We see a lot of insertion of high-tech technologies, in many new sectors, whereby the need for new skills and new discipline for collaboration innovation are needed inside but outside the sector. You take Home, Architecture, Smart Grids, Energy, Smart Transportation: everywhere you have now the insertion of High-Tech extremely sophisticated solutions.

So, the fact that we can build excellent relationships with the Native high-tech sector, and bring that to every other industry, I think, is a major difference for innovation, so we are building that step-by-step, because it is a challenge everywhere. It is about collaboration, standardisation. You have noticed, for example, at the mega-show at the beginning of the year, that the Auto sector is extremely well-represented at the high-tech event, because the insertion of new experience within the vehicle, when you look at what we do with Tesla, the new user experience within the car, are really breakthrough new user experiences, so it is about the user experience to insert all the high-tech autonomy of cars, and so on, we are not only about the châssis, battery or shape of the car. It is about the user experience to insert all the high-experience on things that go there: connected cars, autonomous cars, and so on. So, we are really creating differentiations that no one else can provide in that sector.

So, Smart connected objects: incredible dynamic of innovation, in an ecosystem where the boundaries of the relationships between the different industries are changing and evolving as we speak. We have many customers from the high-tech who are coming to us and saying: “you know how to work with automakers or transportation companies”. We need to engage differently for sub-systems with them, so I think you have seen a little bit of that in the video that I just illustrated here.

So, let’s have a quick, short, illustration of that here.

So, in this sector, you see that there are a lot of usage of Big Data observation from consumers. Looking at consumer profiles, consumer usage. You see here the dashboarding of Exalead and NetVibes, being integrated in the 3DEXPERIENCE platform. When you do this social collaboration, you see here in that video, for example, how the product definition, and how to plan the project or associate costs to each of the steps of the product are becoming so critical.

And frankly speaking, up to now, in this industry, this is the innovation pipeline that you can track in this industry. Those were fragmented solutions that were not talking to each other. So you see here, for example, the innovation pipeline management, on the 3D experience platform, and then the connection between the innovation pipeline and the way the different disciplines are going to work together, to organise the project. It’s a very unique approach, and differentiating approach, to what has been done in this industry and of course you can connect all the powerful applications from styling, design, to consumer, trends, on the web, to really create a holistic approach to innovation for this high-tech sector. Those are really examples of implementation of our 3DEXPERIENCE platform, including of course rapid prototyping, 3D-printing, and capacity to really produce the prototypes very quickly, to see with the added manufacturing, how this integration will be done. The social dimension is very important here – how can you get ideas from different styling offices and different sectors? – and the fact that it can be connected on the Cloud is also something important.

Quality of design, quality of aesthetic, quality of connecting this with social listening capabilities, connecting that with product management and programme management, including Supply Chain: all this briefly illustrated here, but it’s a game changer. You don’t see only 3D on a display of a nice thing. You see the connectivity between different types of users and consumers, and there is a lot now going on the Web in terms of social innovation involving different players, and we want to play in this area too.

We have four industry solution experiences for High Tech, which are here:

-	High-Tech Body, which is really about design aesthetics and experience;

-
Smarter Faster Lighter solutions, which is really about the multi-discipline, which is really about the execution, the packaging, and the orchestration of all the elements to really make up that project;

-
Silicon Thinking, this is a very very advanced solution, that I think is second-to-none on the market, where we basically can manage the IP which is put on the chip, on many customers (I will talk to you about one of them in a minute);

-	And Imagination Wave, which is what you have seen in the illustration of the video, which is “how do you manage innovation process in that sector?”.

If you look at the embedded system in Aerospace, Smart Systems within cars, or Smart Systems for Wind, health management systems for engines, there is a lot of new management of capacity that must be done there on integration of technology. So you can see how the fusion of those sectors is becoming so critical.

Here is an interesting win: Atmel. We still have the image at Dassault Systèmes of being centred on representation of the 3D world. This is an interesting decision, where the Silicon Thinking industry solution was adopted by Atmel, where they managed all the IP of the company, on how the IP is put on the chip, configuring that exactly the same way you would configure parts to build an airplane. I think it’s about deploying the best practices, managing the complexity, using what we call single version of truth, to know what they built, on how they can do derivative work and adapt components and solutions for the different industries they want to serve.

Another interesting example of adoption of one of the components of the Experience Platform is this company called Parkeon. They manage the parking machines, so it’s basically machine to machine. It’s Internet-based machine-to-machine. What happens is they use an application based on Exalead, what we call a search-based application, to do the survey on an entire range of parking management solutions. This is about Big Data, this is about Analytics, and this is about how they manage it. And they were able to do that very quickly with simplified applications. What do we want to use that? It’s not necessarily because of the size of the applications, but because the machine-to-machine capacity is going to be very critical in the future of multi-discipline integration, especially with the development of Internet of Things.

So, you remember in the Experience Platform, we have this four-direction, with the social dimension organisation, 3D-representation, simulation and then the application of Big Data. We call it Data Science as opposed to Big Data, because you can have Big Data, but you might not know what to do with it. But Data Science is about building the models that you can see from the analysis of that.

Business Transformation

Let’s look at the next step, which is to continue to improve our engagement with customers and continue to develop our sales operations on sales efficiency. We have three channels, as you know: Business Transformation for Direct Customers (you have seen many of them in the video), you have Value Solutions Channel and Professional Channel (the Volume Channel).

We are now really doing Vertical Integration between those channels, on what we call the Geos Organisation. We have 12 Geos in the world, so you take the full world and you cut it in 12 sections. We want to be closer to our customers. We want to have the global localisation of our relationship. This is what they ask, so we have to provide a good answer on that, to accelerate the customer engagement, better coordinate all three actions, and really deepen our knowledge of local markets, because this is now, with the size of our presence, becoming very critical.

That is why we are just pleased to really make this announcement that has been decided at the beginning of the year that:

-
Laurent Blanchard, former Vice-President of CISCO Europe, is joining the Dassault Systèmes,– he is here in London with me, thank you, Laurent, for taking the time, and I know you have – Laurent Blanchard, has great expertise, having been in many many prestigious companies, and deploying global solutions, so he will be really helping us to lead from the headquarters, all the European, Africa, Russia, what we call, “regions”.

-	We have Bruno Latchague, who is based in Boston, for the America;

-	And we have Sylvain Laurent, based in Shanghai, for all the Asia.

And they all cover the different what we call “Geos” that are represented here. So, this global presence, being localised, with the member of the top executive team being there, we believe is a way to really build up the on-going trust we need to build with partners and customers.

So, Laurent has a great experience. Also, he will have two jobs, two missions: one is this huge territory from Novosibirsk to Le Cap, which is highly diversified; and the other responsibility, to build up for Dassault Systèmes the global alliances for consulting and systems integrator. We have been too slow maybe in this area, but with the experience platform and the diversity of industry coverage now, it’s time to expand those alliances in a more structured way, and Laurent has an incredible track record in building that in previous companies, like Cisco, HP, also working with SAP in the past, at least as a partner. So, we want to really learn from him, and build up the future of these global alliances. So, welcome Laurent! I am so pleased that I could convince you to join the team.

We are also announcing – it’s maybe a kind of marginal information, but significant for our people: that Dassault Systèmes SA will become Dassault Systèmes SE, which is really being Societas Europaea, which is the status for European company, and we think this will be welcomed by the people. It’s also related to where are the people today: we are really, of course, we have headquarters in France, but we have a lot of people across Europe and across the world. You see here the localisation of headcount, with 46% in Europe, 27% in America and 27% in Asia, and you see the split of revenue and I think it is a logical evolution for the Company, and I think it’s good for the people and for the identity of the company.

Accelrys

A brief comment on Accelrys, with this new news that we got the administration approval for that, so I guess that we are going to close this. Why are we doing this move? We got a lot of questions about why is Dassault Systèmes doing this friendly acquisition in a sector that is not physical goods oriented. It’s more Life Sciences, it’s about BioTechnology, and it’s about new types of materials.

On February 9 2012, we announced that we want Dassault Systèmes to be the 3DEXPERIENCE company by 2021, and we want really to create a collaborative platform, where we provide things, we provide ways to harmonise better products on life, which means that when products are created, we better understand the effect on both life, or on nature. It is clear that the sensitivity of this topic is very high – believe it or not – in China. Sustainable innovation is at the very heart of the new manufacturing preoccupation in China, all sectors included, including urbanisation. It is on the agenda for many other companies around the world because of environmental issues, because of this time.

Some of you might remember that five years ago exactly, in 2009, we launched a big programme with the endorsement of the European Community, that was called Bio PLM. Research Activity. We are introducing this year, the results of this research, with a collection of application portfolios, for the formulated industry on the pharma industry. That is one thing independently of the Accelrys friendly acquisition. And it happened that, during the dialogue during the last two years with that company, we came to the conclusion that putting what we know with what they have would be high value. So, we are – the world is expanding in new materials and new ways to do biointegration, even in the physical world.

Pharma-sector, formula-based industries – you know we have many of them already, it’s L’Oréal, P&G and many others like this, we have of course Pfizer, we mentioned that, Abbot and many of those companies also – so we are already working with many of those companies. And I have to tell you that they welcome that move, very well. So, even in High-Tech, there are new ways to think about the future with biotechnologies. So the timing is right, the research has come to create products, we think we can build interesting synergies, and in May 2009, when the programme was launched, we had a very interesting statements from Neelie Croes, but I think we are now coming with the product line on the market and that is why the timing is so…

Here is what it does, and I will show you a quick illustration of that. This is a quick illustration of a human cell. It is a system view. So, you have the pathway in the corner, the transmission pathway, so for people who are in the Pharma sector, it’s relevant, or in the Chemical sector, this I relevant to them. You know, want you do Pharma, you invent a new molecule, you have to know how the docking of the molecule will happen here. And you know what? The docking of the molecule will depend on the radius of those shapes. Believe it or not. It will depend on the geometry of that. If the radius is too close, the docking of the medicine will not happen. There is a geometric problem to be solved here. And today, when formulaic companies are working, they work on flat drawings with different views, and they try to think if the new molecule will fit in the environment. That is the way they work today. So, this industry, with a lot of robots on experimentation, is backwards, as compared to what we do in highly-sophisticated other industries. And we believe that we can change that game plan: Accelrys has a great track record in this area, for new materials, biotechnology and… It’s a collection of things and we want to build industry solutions: a collection of great technologies and products, and we want to build a solution for that.

So, the closing is expected – I think Thibault told me this morning – that we should close it by the end of this month, provided that we have now the – on the 29th, it should be closed. So, we now know the date, and as you know the equity value is about 750 million dollars, and the objective, you will see in Thibault’s presentation, we are going to integrate that in the full-year guidance, with an estimated positive impact on EPS, about 4 cents. With that, let me give the floor to Thibault, to share with you some more insight about the financial characteristics and how we see the full year.

Financial Results

 Thibault de TERSANT,
Senior EVP, CFO, Dassault Systèmes

Good morning. So, let’s review a few aspects of our First Quarter results, first.

Frankly, the growth in new license revenue, it was already covered. So, it was 8%, from a pure organic standpoint, it was an increase of 6% in new license revenue. The recurring was a little bit shy, at 5% increase.

And, there are two reasons for it to be shy:

-	Number 1, a few delays of orders at end of first quarter, in recurring and in renewals;

-
and the second reason is a point which I believe I highlighted formerly, which is that some of our large customers are using rentals, in order to adjust what they pay for licenses for what they pay for their workload, in the Engineering Department, and to the number of people they keep in the Engineering Department. So, when there is a switch toward more manufacturing, as is the case in aerospace right now and waiting for the launches of new planes, this has an impact which is a negative impact on our rentals.

But besides this impact, rental is going up with Simulia, which had a good quarter, as Bernard indicated. And the trend, or the proportion of rentals in what we do with our value-selling channels is remaining essentially unchanged, so the rentals are also going up in the indirect channel.

SOLIDWORKS is experiencing a slight decrease in number of units in First Quarter, of 4%. I think the prospects for the year are still very decent for SOLIDWORKS. You know, we like to say that SOLIDWORKS is an advanced indicator of the economy. So, here, the signal is mixed to say the least, but the prospects and the pipeline for SOLIDWORKS are in fact relatively good for the remainder of the year. So, I’m not overly concerned by this slight decrease in units in First Quarter. The average per seat was up by 8%, basic SOLIDWORKS license was basically unchanged in price, but the product mix is being enriched, and so what you see here is the fact that we are selling in the SOLIDWORKS channel additional products.

Services were up by 40% in First Quarter. This is essentially as a result of the acquisition of RTT, which is essentially a Services and Content business. From an organic standpoint, there was a continued slight decrease in our Services revenue, since our strategy of relying upon integrators more and more continues to work and will continue to accelerate in the coming quarters with, now, Laurent Blanchard taking care of it. The Service Margin was improved, both at the organic level, and also because of the acquisition of RTT which is coming with decent growth margin.

Operating income is a good topic. Of course, it declined compared to last year: we did 29% last year, 27.7% in First Quarter, but in fact, there are plenty of impacts on this operating income, you know, and the first one is of course the currency impact, which is a very severe one, with the yen. The fact that our hedges on the yen expired at the end of 2013, and so for us, the yen impact in 2014 is not just the delta between 2013 and 2014, which is a limited impact of 10%; it is a 40% impact on the yen, because we were still in 2013 at the yen rate of two years ago. So currencies, of course, have for 2014 a severe impact.

I want to note that, organically, our operating margin went up by 1 point: so, without currency impacts, without acquisitions, we would have delivered a 30% operating margin. I am also excluding a one-time benefit we got in First Quarter of this year, which is the fact that we were able to resolve a dispute we were having around the tax credit – the research tax credit in France. You know that there is a tax credit on R&D, and we were in a dispute with our administration on how to compute it. We resolved this dispute, so there is a benefit – a net benefit of 12 million, which is showing up in the R&D Line of our P&L. So if you see a decline in R&D, it is not because we are firing engineers in R&D. To the contrary, it is because of this tax credit impact. And we are also doing a few reserves, you know, so the net impact is only 6 million in First Quarter, but it’s a one-time impact.

And finally, acquisitions have dilutive effect of 2.2 points, so this is how you can build the evolution of our operating margin. But in fact, it was organically an improvement of operating margin, as we always focused on delivering.

EPS: same story, in reality. I ‘m not giving you another complex bridge here, you know, but the reality is that currency has an impact of 9 points on EPS. So, without the currency impact, it would have gone up by 3%. As you may have noted, our tax rate went up from 32% in First Quarter 2013, to 35% this First Quarter, so there is also a tax rate impact, but we are working, of course, for this impact to just be 2014 and we should see some improvement in the coming years.

The cash flow was at a very good level in First Quarter: 182 million euros is a good level of cash flow. As you can see here, before the closing of Accelrys which is going to, I believe, happen before the end of this month, our cash position was relatively unchanged, in spite of the RTT acquisition. In fact, when you look more in detail into the operating cash flow, what you can see here is that, essentially all elements – all elements – are going in the right direction. You know, trade accounts there was a slight improvement, unearned revenue 11 million improvement, and in reality, year to year, excluding acquisitions, and excluding currency, unearned revenue is going up by 8% which is, I think, a very positive fact. Accrued compensation also increased.

So, the only negative element on the operating cash flow was the fact that we paid during the quarter an amount for a tax re-assessment we are facing in France of 22 million – another disputed item, where we believe that there is no real ground for the tax administration, but the fact is in those cases, we need to pay first and then argue, so we did and we will have another significant amount to disburse during the year. I cannot say when, because there is no date yet, but there will be another one during the year to be expected.

Turning to our objectives, essentially, we are not changing them. We are keeping them; we are just updating for currency. We are updating the dollar just for Second Quarter. I hesitated to go to 140 for the remainder of the year, but the former guidance was, for the three last quarters, at 1.35 and very clearly we are now exposed with this level, and we also did an update to take into account the weakening of many other currencies, like the Australian dollar, the real, the Canadian dollar, the Chinese Yuan, which is going down, and that is important for us, the Indian rupee…, so there is a good number of currencies going down, and we are adding Accelrys. So, another bridge. Fasten seatbelt.

Compared to the objective we released in February, which was revenue from 2,210 million to 2,230 million euros, there is a 15 million impact from currencies. For the US dollar, there is a net of 3 million, between a 6 million impact in second quarter, and a 3 million positive impact in First Quarter. There is also 12 million coming for all this list of the other currencies. We are adding Accelrys at the level of 85 million euros. So there is a new objective, 2.280 million to 2.300 million, so increasing revenue of 14 to 15%. And for the EPS likewise, currencies are costing five cents, and Accelrys is bringing 4 cents, so essentially, we didn’t change the EPS; we just reduced a little bit the range, because we think we can manage between 345 and 350. Of course, the consensus is already at 350.

And the operating margin – operating margin for the year, I think, also deserves and explanation. From an organic standpoint, without currency and acquisitions, the operating margin would go up from 31.5% to 33%. The acquisitions have a weight of 1.2 points, for the past acquisitions, Accelrys a further 60 basis points, so 1.8. The yen, just the yen, is 1.3 and the other currencies are 30 basis points. So, what we are targeting now is slightly below 30% for the year, with the Accelrys acquisition. And an organic improvement which is exactly the same. We were indicating in the First Quarter of 1.5 point. And here you have the summary of our new objectives.

What you can see on this is that the Second Quarter, we are guiding the Second Quarter for growth of 12 to 14%. In that, two months of Accelrys has been included. Operating margin of 27 to 28%, and an EPS at 75 to 80 cents. So, in reality, in the Second Quarter, what we can see is essentially the same trend for new license growth, as we saw in First Quarter. Some of you will remember that I was saying there will be an acceleration in the Second Quarter. The acceleration was based upon a “worse” First Quarter, so there was already a good dynamic of New Licenses in the First Quarter, and we are keeping this good dynamic in Second quarter. By the way, in the objectives for the Full Year, there is indeed an acceleration in the Second Half, in new license revenue growth, driven by our product cycle. It’s not a reflection on the economy, it is a reflection of the product cycle which is driving it.

So, with that, I think we are now going to take your questions.

Question and Answer Session

Adam WOOD, Morgan Stanley

Could I just ask that question, first of all, on the acceleration that you expect for the Second Half of the year? I suppose two of the key drivers might be the V6 adoption and the changes you have made from the sales force in the last kind of twelve months and still ongoing.

Could you maybe just talk us through a little bit, as you look through Q1, how that V6 pipeline looks like, what the adoption is and, then, what drives that phasing and confidence through the year on V6 adoption?

And then, secondly, give us an update on where you are with salesforce changes, maybe give us an update on where you see the upside versus risks on that, in terms of driving acceleration through the year.

And then just secondly, on M&A, you have obviously completed a few larger deals now: does that mean you are kind of at capacity on what you can manage from the M&A side, or would you still be willing to look at transactions if they came up?

Bernard CHARLES

Maybe Thibault, I will make a few statements, then you can answer on your side?

The pipeline is good for the full year. The V6 architecture with the 3D experience platform is a proven architecture for large-scale deployment, so you notice that most of the new licenses are V6-centred now. Across multiple industries, we see that in a consistent way. Some will be slower than others. For example, the changes in Automotive are relatively slow, especially in the big OEMs, versus supply chain. As you know, if you do the market cap of all the supply chain in this kind of sector, the profitability is even higher than the profitability of the OEMs themselves. It is an interesting analysis to be done, so they are more and more innovative in the supply chain. But the dynamic is very positive from that standpoint.

As you know, we are also introducing the Cloud environment in the 3DEXPERIENCE platform. It’s the same architecture. And why we don’t except a lot of revenue levers on that this year, we expect this to be another element of demonstration of the credibility of large-scale deployment, even on the Cloud. Shop is one example and there are many others.

Related to the transformation of the sales force, there are three focuses: one of them is fast replication of large deployment for the direct customers, and I think the team is now learning how to do that. The size of deployment we do is much bigger than what they were in the past, because the number of touch points that we now have in the different disciplines are significant, not only in engineering, but also manufacturing analysis, and also even marketers. You know, you should not under-estimate the move we have done with RTT, by the way, which is going to become another brand, which is going to be announced in three weeks from now, because point of sales. So, the point – the reason why I am making that, is the number of touch points, the number of users involved are significant, so that is the first factor for what we call the business transformation channel, the second factor, which is basically, replication on scale.

On the value channel, it is about ramping up with the capacity we have to reach new types of markets. The partners are there, they are learning how to sell industry solutions. It takes time, but I think there is an interesting set of showcases that show that we can take advantage of that. And on the professional channels, which is more volumes, our focus is to add applications on brands, to become multi-brands of that channel. As you know, most of it was centred on one product: SOLIDWORKS. We are adding now many applications around: electrical, what we call plastic injection for high-tech, and there are several also composers for technical documentation, so you will see in the numbers that despite the number of base licenses, the growth has been relatively modest, the value has been growing, and we want to continue to expand that.

So those are the three focuses from the sales transformation. And of course, last but not least, both VS and PC are leveraging now the Cloud infrastructure, to really select customers who are going to use native Cloud environment. The system works and it was extremely-well received – extremely-well received – at the SOLIDWORKS World at the beginning of this year, and it has been made available a few days ago, online. So that is for the different pieces.

I will take your last question, and Thibault will give you more inputs. You mentioned acquisitions. I will make two comments: first of all, relating to the speed of integrating; and second, relating to how do we continue to expand.

On the first aspect, if I may – I don’t want to take too much time – the speed of integration: we are accelerating the speed of integration in new sectors.

I take RTT as an example. There are lots of extremely interesting customers using that technology for their marketing materials. If you know, the Audi ad, the transparent car, all these kinds of things you see on the TV: those are RTT-produced, with this software, so we are integrating that into the 3DEXPERIENCE platform, so we can reach new types of users.

When it comes to Accelrys, the context is very positive, because we have already the Bio PLM infrastructure, in the 3DEXPERIENCE platform, so I think that we will be able to go quite fast there, and we are already doing many things there. Remember the formulated goods with Ingenuity acquisition - very small acquisition, but very critical for the P&V, Unilever, these kinds of companies.

When it comes to manufacturing, the new world of the making, Apriso is critical, because we are now going on the run of how you produce things. 3D printing is important; it’s not an anecdote. It’s changing the way design is done. You would be astonished to see the high sophistication of what we can do with customers now. It is really far beyond what you can see with plastic parts. It is very very sophisticated. So the world of manufacturing is also changing, and gives us the opportunity to replace many of the software that were niche solutions there. We need to make sure we can do the full connection of supply chain and planning, and then we will have the full spiral of innovation, from the ideation to way you produce and deliver things, so you can predict in some way where we are going from that standpoint with the 12 sectors we support.

So, it’s not a minor commitment that we did on February 9 2012. We are changing the scope of the company, I think: who we can reach, how we can reach and what do we offer. And I think I observe that the industry consultants are really becoming convinced that this is a new game plan. So, it’s not adding applications; it’s transforming the way this innovation happens. With that, I think we all hope to be able to show that this dynamic is bringing fruits and provides higher growth and visibility for the longer term.

François-José BORDONADO

Maybe we’ll take another question.

From the floor

Bernard, can you just elaborate a bit further on the sales changes? Clearly, productivity dipped in the back half of last year. As you sort of re-organised, can you give a sense of where that productivity is and what scope you have to improve that, given the outlook? You said that in the back half, you would get back to double-digit growth, and looking more beyond that, how much more scope is there in terms of upping that productivity? And secondly, on ENOVIA, we coincidentally saw within license growth the rebound in ENOVIA, I know in the past you alluded to certain issues around bigger deployments. Are there any other bottlenecks around kind of a further acceleration in ENOVIA? And where do you think that could get to, as a product cycle hit the sweet spot?

Bernard CHARLES

I think that I will start with the last part of the question. On the ENOVIA side, now we have a proven, large-scale deployment. This is a very critical value for the salespeople, because it is about what kind of process do you follow to replicate, so I think the learning curve is there and we have reached a point where we know how to replicate, so we need to scale. That is why the support of SI and CSI – consultants and system integrators – is important. Many of them are investing to increase their knowledge and capacity around our solution. I give you one example with Accenture, which are really centred on acquiring companies that are very knowledgeable about Dassault Systèmes solutions. Just one example. So, I think we are at a new step here, for the last part of your question.

For the first part of question related to the sales force, we have to balance acquisition of new sector, new references – you remember now the twelve sectors – and how do we spread and put the sales focus to both deploy an existing customer base, and expand the footprint. The footprint expansion in terms of new wins is very good in the last two years, not necessarily the size of the transaction, which comes to your point about the total revenue per… So, we have to balance this properly. You know, when you start in the CPG sector, you don’t start with a big transaction; you showcase and then you expand.

So, I think we will improve that. We have, of course, put KPIs in place to measure that, and also manage well the targeting of the customers, so we can manage the pipeline and also manage the rate of closing. So, I am confident that it will be visible. That is for the sales performance. On the value channel, which I remind all of your, we think is the fastest-growing channel from the revenue standpoint in the next five to ten years, it is more about diffusing the knowledge. How do they sell? There are a lot of new partner acquisitions we have done. There is the capacity that is there and it is about helping them to do the business now. I am also confident that with the closing they have done, that they are learning themselves how to close those deals and deploy industry solutions.

Brice PRUNAS, Exane B&P

Good morning, gentlemen. I have three questions. The first one: it looks to me like you have finished quite well Q1, in terms of new licenses, so I just want to imagine what you think has changed, versus what you thought one month ago, on the new licenses at end of Q1.

The second question is obviously: we see in your numbers today some good traction on V6, through ENOVIA for example, but my question is when could it flow into CATIA numbers as well?

And the last one is to have a first feedback on your new products launched, like SOLIDWORKS, Mechanical Conceptual, or Air 2014: what clients are thinking about this new innovation? Thank you.

Thibault de TERSANT

OK, Brice.

What is new? I think what changed in one month: two things, and of course, in one month, you cannot expect dramatic changes, right? But we had a few go-lives of V6 architecture implementations to do towards the end of the quarter and they happened successfully. And it’s a significant number of go-lives, you know. That is the first element where, you know, until the licenses are truly put in production, you know, one month before, you can be confident but not absolutely sure. So, this is one change.

And the other change is I think that we strengthened and modified the way we monitored our sales pipeline, and when you bring this kind of change in process, the first quarter following the implementation, you cannot be absolutely sure, that what you now call a validated pipeline is going to give you a better translation from pipe to transaction, and in fact, the validated pipeline is now something that is, I believe, is safer in the manner we do it. These are the two changes, I believe. I don’t believe there is a significant change in world-wide economy, you know, maybe a little, very slight improvement, but it’s still muted as you know, and I don’t believe what happened to us, you know, with the good results in new licenses, was linked in any manner to the world-wide economy.

Bernard CHARLES

To the last part of the question, which is how is received the SOLIDWORKS expansion using the 3DEXPERIENCE platform: extremely well. The feedback we have from what we call the “lighthouse customers” are just exceptionally good. It was just opened for sales a few days ago, so we will learn in Q2 how quickly can it be adopted.

Clearly, at the SOLIDWORKS World in January, the customer presentations were very very impressive. What they liked about it, in short, is that online means it simplified our lives to really do collaboration for small to mid-sized companies. Extremely quick to be put in production, a few minutes: less than 30 minutes, you are up and running, and for the kind of application we have, it’s a revolution because those are sophisticated applications. Even SOLIDWORKS is a sophisticated application. So, being able to do social collaboration online, without having to install any software, is a real value. So, it’s too early to say how much it will contribute to the expansion of the revenue, but I think we will have interesting news to review in July, mid-year, about the showcases and I would be pleased to share the showcases to try to have a better visibility going forward.

Cloud is essential for Dassault Systèmes and the business model we have – thanks to Thibault – is very well-aligned. We will not have any real disruption, because we have put a lot of attention for years on making sure the recurring revenue on leasing a product would be compliant with the Cloud model, so you shouldn’t expect disruption, but rather positive news on that side.

Thibault de TERSANT

An answer on CATIA, for Brice. So CATIA: we have many growth drivers for CATIA. First Quarter is still, I would say, a transition quarter, but obviously, you know, first and foremost, the diversification will bring benefits on the CATIA line. It starts with more infrastructure, you know, but then, as we have seen in CPG for example, it opens new potential for CATIA.

Second, V6 architecture: these go-lives are still weighted toward end of year. But then, applications can be installed and used, put in production by new customers, you know, so this will have a very positive impact on the CATIA product line, and then specialised applications. I don’t know even if it’s a specialised application, but systems is going to be for the ten years to come, a big contributor to CATIA growth. We are starting from small figures, but the interest is building up with what we have in systems inside the CATIA product lines. So, I remain confident that we will see growth on the CATIA line.

Olivier PARRAIN, Banque Seez

Thank you.

In the presentation on page 45, you show the margin objective and what it would translate into, in terms of organic improvement in margin. It’s 150 basis points. I was wondering if you could give the same translation into organic growth for the revenue lines. So, the top line that you have for the year, what does it mean in terms of organic growth for the year, excluding currency? And I would have the same question if you can give more details in the licensed growth that it would imply for 2014, on an organic basis, excluding currency.

Then, my second question is more out of curiosity. In the second demonstration, you showed several times what that could measure: apparently, the blood pressure. I was wondering which watch this is!

Thibault de TERSANT

OK. So, organically, first of all, we pay attention to reports on organic growth every quarter, you know, so there is no hidden secret on our organic growth. We report it for new licenses and we report it for total revenue, every quarter. And you can find it in the press release and in the presentation.

For the full-year objectives, essentially, what we are planning in organic growth, is in new licenses going to approximately 10% for the year; and for recurring, it should be in the neighbourhood of 5%, slightly below.

So, I didn’t do the computation, but it should translate into 7% organic growth for software.

Bernard CHARLES

While your question is an enjoyable question, I would say, it is very difficult to… We cannot name many of the brands. Everything we do in the videos are real things, but we have to remove many things to not be, to not reveal too many things that are coming. But you can expect those things are coming soon – nice devices. I would have loved to show the next test line, but I couldn’t do it.

François-José BORDONADO

We will take one question from Michael, then from the conference call. We have one question from the conference call. Please go on, Michael.

Michael

Thank you. In terms of the guidance for Accelrys, if I look at the filings, they did 170 million dollars last year and they were looking for 201 to 211 million. Eight months of that at a $1.37 is 98 to 102 million. Why is your guidance different from that?

Thibault de TERSANT

For two reasons. First of all, when I did my computation, I arrived, on the face of the consensus figures, at 95 million for the eight months, and so I reduced it by 10 million, because if you look at the portfolio Accelrys has, it’s a diverse one, right? And so, I think we will have to do work on where to put the emphasis in order to prepare better growth for future years, you know.

So, in the guidance there is a little bit of caution (a word that is familiar in these meetings), or prudence, if you want, in order to keep the flexibility and to put the emphasis on where it is truly going to make sense. Customers have expectations of integration, what they call scientific innovation, life cycle management and PLM, they have expectations from the bio-intelligence standpoint. And so the guidance gives us the flexibility to put the effort where we see the long-term growth and prioritise it. So, I accept that, you know. There is a little bit of caution.

Michael

Secondly, on the R&D tax credit, was that in your guidance? Clearly, you are not changing your profit numbers? Was that something you were expecting to happen this year?

And then, finally, Bernard, on market share, one of your competitors reported last night that they had a pretty weak Asian performance, you had a pretty good one, they had a pretty good Americas performance and I noticed CATIA was perhaps a bit weaker in the Americas. Are there any market share shifts that you think are happening?

Bernard CHARLES

Do you want to address the first question, Thibault?

Thibault de TERSANT

Right. I try to keep the bridges readable, you know. So you are absolutely right. There is a little bit of an improvement. Actually, you know, the net of 6 million was unexpected and was not part of the guidance. This is a positive, on the EPS front.

But if you do the computation exactly of the currency impact, you will see that in reality there is a rounding, you know, because without this 6 million, EPS should have decreased slightly. And we did the rounding using this 6 million buffer.

Bernard CHARLES

Related to market share, I am trying to think about what you have in mind in that question. I would tell you, no matter how you look at it, from a geo standpoint or an industry standpoint, we believe we are increasing significantly the footprint. Whether it is design, simulation, production, of course, the infrastructure, in fact, we have, if I look at the last eighteen months, last year on the First Quarter the number of wins or win-backs are relatively high. Wins or win-backs.

So, I think on our channels, the mood is very positive. So, maybe I don’t see the kinds of things you see, but I am sure we are gaining market share in all the sectors we serve right now. Related to your remark, or maybe your question is coming from the US standpoint, we also mentioned that there were a lot of licenses that we under leasing renting, as opposed to PFC, you know, so that has been characteristic of 2013. The balance has been evolving a little bit, but when you look at this, and if you compensate to look at what is the footprint, we get a lower number but we get a bigger footprint, and over time, it expands.

So, really, if you discuss with consulting, industry consultants and look at all the 12 industries we serve, I don’t see one of them where we would be lower than any of the other competitors. I think we are above. In terms of replacing many of them, some of them are niche players now, because of the scope of what we do, I think the trends are very positive. So, the lever here for us would be the speed of adoption and deployment, as you notice. So, that is what we see now.

François-José BORDONADO

We will take a question from the call. Gérard Causse?

Gerardus VOS, Barclay’s [via conference call]

Thank you very much for taking my questions. Two, if I may.

First, on the move back to license from kind of lease. In the Third Quarter last year, you provided a kind of bridge, where the impacts had been on licenses of this shift. I was wondering if you could provide the same. What has been the benefit to license from the kind of weaker lease during the kind of quarter.

Secondly, I struggle a little bit between the kind of organic and constant currency growth on license. It looks like according to the Dassault calculation, there is a kind of 2.5 million impact from acquisitions during the quarter on licenses. However, I get far closer to the kind of 8 to 9. If you look at the kind of announcement around Apriso software, real-time, I appreciate it is only a small proportion, it was still 25% in software. I was wondering how you get to that kind of only 2.5 million impact on license. Thank you.

Thibault de TERSANT

So, Gerardus, the benefit to license: there is none, due to lower rentals in first quarter. Why? Because the negative impact on rentals is only coming from these few large customers, where we are monitoring usage of licenses. You know, they have used less licenses in First Quarter, but we are not switching that against any new licenses that would have been purchased, you know with primary charges. And the trends for Simulia, which is where we have significant revenue coming from rentals, the trend is very positive on first quarter on the Simulia side, you know, double-digit growth there. And the proportion of rentals on our indirect channels, is unchanged in the First Quarter, so this is where there could be switches from rentals to new licenses on primary charges, but they didn’t happen.

Gerardus VOS

OK.

Thibault de TERSANT

The second question. I don’t know how to answer your second question, other than to answer that what we report is accurate. And I’m sorry for that, you know.

Gerardus VOS

It’s just odd, you know. You acquired 70 million of revenue.

Thibault de TERSANT

New licenses coming from acquisitions in First Quarter were at a relatively low level, because, in part, these companies have been used to working not on a quarterly cadence, but more on a yearly cadence, you know, so despite all of our integration efforts, they pay less attention to each quarter, and they focus on the yearly achievement, so the figure coming from them in new license was relatively modest in this First Quarter.

Having said that, we are not worried, because they have good potential and a nice pipe, so, and they learn how to manage quarters better in the future, I am sure.

John KING, Merrill Lynch

Just a question on the V6 roll-outs that you have been seeing with they larger customers, so far, and the financial implications of those as we go forward long term. You used to talk about the higher maintenance rate, and potentially more seats, because of the move to named user license, and also more cross-selling, obviously, it’s pretty early, but I was wondering if you could just first of all give some update as to how you see that playing out now, that you see some of the large first customers going live. And I’ve got just a couple more follow-ups as well.

Thibault de TERSANT

So, just to remind you.

The one exception to the increase in maintenance rate is ENOVIA. Because ENOVIA was already based on what has become the maintenance rate for V6, so that is the one exception in our brand. All the other brands, there is an improvement in maintenance rate, you know, going to this one harmonised maintenance rate for V6.

For that reason, it’s not still very obvious, because very clearly we start with the ENOVIA go-lives and implications and the applications tend to follow in the manner in which customer deployed the software, so all the positive impact of this new licensing scheme and maintenance is in front of us, in reality, but what we see in our activity with customers, in the negotiations we are having with them is that in reality, the change in maintenance is accepted, the named user is a point of discussion, to be transparent. But ultimately, ultimately, it’s more an irritation point than at the end of the day, something that is blocking transactions because it makes sense to be based on users.

John KING

Ok great. And just two follow-ups: on the maintenance renewals that were a bit weaker, in Q1, I think that is the effect that sometimes you see every Q1. So, I guess that means it was more marked this year. So, I guess: why was that?

And B: have you seen those closing early in Q2, and kind of relate to that, on the SOLIDWORKS side. I suppose it was a surprise that you saw the decline there. Any early indications as to whether that can pick up in Q2, and perhaps what the reasons you think were for the decline in units on SOLIDWORKS?

Thibault de TERSANT

Right, so the slippage of orders for renewals, is as you said, is something that is happening every first quarter and as we speak, 90% of those are already booked, you know, so there is nothing to worry about in terms of lack of renewals. It was a little bit more marked than last year, but it is not an order of magnitude, of course.

And why do we have that? I think it is because of some customers’ processes. Some customers don’t have the ability to place the renewal at the beginning of March. They place it at the beginning of April, because they have a budget cycle that is aligned to that, and so it’s not so easy to fix.

SOLIDWORKS: I think that the slight decrease in units is caused by the emphasis put on Fourth Quarter of last year, to some extent, to be clear, you know, and the SOLIDWORKS going after the business and probably starting to use some First Quarter of this year opportunities in their efforts to close. But the prospects for growth this year are very decent, and we should see growth in coming quarters.

François-José BORDONADO

We will take one question from the conference call. Derric?

Derric, Société Générale [from conference call]

Thank you for taking my question. I’ve got one basic question and two follow-ups, please.

Regarding the Financials of Q1, if I look at the other operating expense 10.1 million euros, Thibault, can you comment that and also do a similar comment on the stock-based compensation, that have increased significantly from Q1 2013 to Q1 2014 (20 million in Q1), because it creates a big discrepancy between IFRS and non-IFRS standards.

My second question is like a market question. You know, you have got 7 million euros additional revenue compared to the mid-range of your guidance in Q1. And opposed to what you do usually, you do not put that in your guidance for 2014, or you do not take this surplus revenue in your 2014 revenue guidance.

And my third question, just to clarify one comment you did, you said that you expect new license growth in Q2, similar to the one in Q1: is that at a constant scope, or including Accelrys Telwin? Thank you very much.

Thibault de TERSANT

OK, Derric.

In the other operating expenses line, what you… You find actually a variety of items, but they include some restructuring costs, they include also some facility moves, where we have some closure of facilities and reopening, and some others, you know, so when we vacate a facility, the remainder of the lease is immediately accrued in the “other expense” line. So this is about it.

The stock-based compensation is actually derived from the fact that we actually did issue performance share, in the First Quarter; we didn’t in 2013, but we did in First Quarter of 2014, and so what you find in this is the amortisation of the new performance shares and the associated charges which have to be paid up front at the time of issuing the performance shares, so you will see this line going back to normal in the coming quarters. It’s just the peak that happens during the quarter of issuance of the performance shares.

The 7 million, why didn’t we include them in 2014? I think it’s because – it’s not because we were able to close more new licenses in First Quarter that our pipe for the year has changed in a meaningful manner. It has not. You know, we still have the same visibility we had in February. We were able to close businesses sooner and in a better manner, but it is a bit early to declare that we are going to do a lot more revenue. So, that is essentially the reason. Especially for new transaction business.

And I would remind that our objectives for this year in terms of new license are in fact good objectives if you consider the economic environment, it’s a significant increase in new license we are targeting for this year, so you don’t likely upgrade that kind of objective, which is already a very decent one. And the new license growth for, when I say double-digit, or I say the same trend in reality, as in First Quarter and Second Quarter, my comment does not include Accelrys, of course. Accelrys is on top and is further accelerating new licensees for sure. Although the portion of new licenses for Accelrys is minimal, because it’s mainly a rental business, Accelrys.

Charlie BRENNAN, Crédit Suisse

I’ve got two questions, actually, if I can. The first one is just on R&D: it fell 12 million during the year, only 6 million related to the tax credit, so it does look like there has been an underlying reduction in R&D.

And the second one is just coming back to this idea of guidance again. You outperformed the First Quarter earnings expectations by around 10 cents, but that wasn’t added to the Full Year Earnings Guidance. 10 cents sounds a little bit more like a rounding error, but are you saying that is all taken care of by currency, or is there some underlying downgrade in there, maybe a tax-rate change or something that we should be aware of?

Thibault de TERSANT

OK. So, R&D. What I said is that the tax credit we were able to get is 12 million. The net impact on the quarter, because we did some reserves in some other areas, the net impact is only 6 million. And you can see the 12 million decrease in R&D, because the tax credit is fully assigned to the R&D line, and you can also see the big increase in G&A, which is the area where we put the reserves, and we have put, in fact the reserves here, to some extent, in case of retaliation, on some other taxation topics. But, the net impact is at the bottom line level 6 million, but 12 in R&D.

The 10 cents, well, we cannot add 10 cents because as explained before, we are not upgrading the revenue for they year, so we are not adding the better activity of the First Quarter to our guidance for the year. We consider that the better activity of the First Quarter is simply a better sequencing of business, but that is not going to necessarily create an upside in revenue for the full year. It’s a relatively wise manner of looking at the year.

François-José BORDONADO

Let’s take another question.

Neil STEER

On Slide 9, where you break down the organic growth, or the growth of constant currency for the different product segments, if my memory serves me right, Apriso goes into the “other software” line, so if you strip out Apriso specifically from the “other software” line, what would have been the growth, in constant currency, of the “other software” revenue line?

Thibault de TERSANT

Yeah. So, the other software growth would have been approximately 8%

Neil STEER

On the “other operating costs”, the 10.8 million, which have obviously been stripped out of the non-IFRS profitability, do those all relate to M&A activity, or are they more general restructuring and property closure costs?

Thibault de TERSANT

No, the facility closures are independent from M&A. There is a portion which relates to M&A, which are acquisition fees, to be paid to advisory firms, which are recognised in this line, and there is a little bit of restructuring: nothing dramatic, 3 million I would say, which is related to our process of replacing a few people in our sales forces in a few countries.

Neil STEER

Predominantly, therefore, those costs relate to the ongoing operations. I understand that you stripped them out for IFRS/non-IFRS comparison. They were not driven by M&A; they were costs that you would have incurred pre-any M&A activity.

Thibault de TERSANT

That’s right. But, in the manner in which we do that, they are considered as non-recurring. And they are non-recurring.

Neil STEER

Just one question, Thibault. In your presentation, you referred to another tax claim. Could you just give us a sense of the size of that, and how, if you are successful, you will recognise that? Will that be credited against the cost line within the business, in the Second Half of the year as well, and how significant could it be, relative to happened in the First Quarter.

Thibault de TERSANT

Right. This assessment, we consider that it is not on solid ground. So it is not taken in the P&L. There is no impact whatsoever of this tax assessment on our P&L. Because we believe it is done without merit. But there is a cash outflow. And so this is why it is showing up at the cash-flow level.

We have tax reserves to cover areas where we believe there is a risk, if you want. This re-assessment, we believe that we are going to prevail. And so we have not recognised it in our P&L.

The second one: the research tax credit, we could not recognise the savings from it because it was, because it was a more delicate matter, if you want, and so for an expense line, we would only take, of course, what was granted by the administration. And that is the way we proceed.

Neil STEER

[question off-microphone]

Thibault de TERSANT

In the guidance, you have our normal tax reserves, that we are increasing. For the new reassessment I presented as part of the cash flow, nothing is taken in the guidance, because we believe that there is no merit in it. And it is going to be a long process, but we are very confident that we will prevail. What we did was absolutely according to the law.

François-José BORDONADO

We will take one last question from the conference call, and one final one from the room. Laurent?

Laurent

Yes, François. In fact, I have one question and two follow-ups. The first is back to your comments regarding the headwind you had in Q1, in Aerospace and Mining.

In your full-year guidance, have you assumed an improvement in those two segments, and more precisely, in Aerospace, is it owing to Airbus going into Manufacturing, or is ti more all over the Board? So that is the main point.

And the two follow-ups: Number 1, I still don’t get how much cash outflow you will have for the year, because of the dispute with the French government; and the second follow-up is on your regional geographic performance, they look more or less the same, but a few acquisitions, is there a region that was much below average and did you feel any impact from the sales reorganisation you made in the First Quarter?

Thibault de TERSANT

So, in the full year guidance, yes there is an improvement expected in both sectors: you know, Aerospace, and also, although moderate, in Mining. We have started to see some improvement in the raw materials prices, you know, and so, the consensus inside the GEOVIA brand, we should now see the trough in this recession in raw materials. And so the plan for mining has been done with a plan for Mining has been done with an improvement in the Second Half.

The cash outflow: this is very difficult to answer this question, you know. We know what we had to disburse in First Quarter. I don’t want to pre-judge what is going to be requested from us for the remainder of the year. I have an idea, but I don’t want to seem as if it was already a firm figure.

And in terms of regions, without the impact from acquisitions, when you do that, you can see that there was a very strong dynamic in Asia, because our acquisitions had very small revenues in Asia, so the dynamic in Asia was very strong, and it was poorer actually, in the other regions of the world, without acquisitions, although we saw a much better new license revenue in Europe, and we also started to see a positive impact in large accounts in North America. But the impact on indirect in North America still has to be seen, but will be seen I believe during the remainder of the year.

François-José BORDONADO

We will take the last question from the room.

An Analyst, Citigroup

Thanks for taking my question. Couple, if I could. My first question relates to the adoption of industry solutions versus stand-alone products in your revenue. Could you maybe comment on how meaningful or material sales of industry solutions are, versus stand-alone colours, if you could give any colour around that?

Secondly, in terms of adoption of licenses versus rentals: across regions and verticals, I mean, are you seeing any particular trends, for example, new licenses still more emerging markets driven? Any commentary in terms of trends across verticals versus regions, or rentals versus new licenses? Thank you.

Bernard CHARLES

On the first question, maybe on Industry solutions, in new sectors, it’s almost as standard. If you take CG (consumer goods and consumer packaged goods), the sales force is very centred on the industry solution approach, because it is easier to formulate, to explain the value and to deploy.

On traditional sector, it’s slower, except for new projects, because in the traditional sectors, usually the customers have the – they add apps to what they have already. So, that is basically the point of balance here. The balance is, with the V6 adoption, however, we think that the industry solutions packages, it’s more than a package, it’s really touching the different kind of… it’s going to play a bigger role or the time being it’s not really visible, because the new sectors are usually smaller transactions than the existing footprint that we have.

Rental versus…?

Thibault de TERSANT

You’re right. Rentals: we do more rentals in Europe and North America and Japan, than in high-growth countries. In high-growth countries essentially, there are no rentals: like India, China, Latin America, it’s these markets are truly primary license.

An Analyst, Citigroup

Has the recent volatility on emerging markets changed customer behaviour, in terms of going forward?

Thibault de TERSANT

I think there is … they are going to be very attracted to the Cloud you know, when readily available, when the network will be at the right level, etc., we will se a strong attraction to the Cloud, in some of these countries.

Bernard CHARLES

And it does create a new type of relationship: an on-going relationship, as opposed to from time to time, so we see that as very positive, for many reasons that you can imagine.

An Analyst, Citigroup

Thank you.

Bernard CHARLES

With that, thank you very much for taking part in this presentation this morning. Thank you for your questions and interest in the Company. Of course, we continue to be there to address any questions you may have regarding the future of our business. Thank you.

Document produced by Ubiqus – Phone: +331.44.14.15.16 – http://www.ubiqus.fr – infofrance@ubiqus.com